

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

May 3, 2007

Mr. Douglas Roth
Chief Financial Officer
Aceto Corporation
One Hollow Lane
Lake Success, NY 11042

>   **RE: Aceto Corporation**
>   **Form 10-K for Fiscal Year Ended June 30, 2006**
>   **Filed November 9, 2006**
>   **Form 10-Q for Fiscal Quarter Ended December 31, 2006**
>   **Filed February 8, 2007**
>   **File No. 0-4217**

Dear Mr. Roth:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

William Thompson
Branch Chief